April 15, 2016



Alberto H. Zapata, Esq.
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Variable Annuity Account 					SENT
VIA EDGAR
	Minnesota Life Insurance Company
	File No. 333-182763; 811-04294  ("Guide")
	File No. 333-189593; 811-04294 ("W&R Annuity II")
	File No. 333-140230; 811-04294 ("Extra")

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission
Staff comments received by Minnesota
Life Insurance Company (the "Company") via telephone on April
1, 2016.  Each of the Staff's comments
is set forth below, followed by the Company's response. The responses apply to each registration statement referenced above, to the extent applicable.

The following revisions will be incorporated into the above-referenced registration statements once the
Company receives Staff approval to do so:

1.	Comment - Expense Table Footnotes (pages 11 & 12):
Consider reducing the number of footnotes to address situations where there is a variation in charge.
Generally, attempt to condense the footnotes wherever possible.

	Response:

	The Company will review and remove expense table footnotes that are redundant; however, due to time constraints, the Company will plan on making any such changes after the April 2016 registration statement amendments.


2.	Comment - Total Annual Portfolio Operating Expenses (Page
13):  Confirm that the "Total Annual
Portfolio Operating Expenses" shown do not reflect any fee waivers.

	Response:

	In response to the Staff's comments, the numbers
presented do not reflect any fee waivers.
?
3.	Comment - Rate Sheet Prospectus Supplement Description
(Page 62):  Consider adding more
disclosure regarding how Rate Sheet Prospectus Supplements work and including Rate Sheet
Prospectus Supplement as a defined term.

	Response:

	In response to the Staff's comments, the Company will define "Rate Sheet Prospectus Supplement" in the Special Terms section of the prospectus, as follows:

Rate Sheet Prospectus Supplement:  Supplements to the
Prospectus that we periodically
file with the SEC that provide and modify certain rates associated with optional living benefit riders. Rate Sheet Prospectus Supplements disclose the benefit base enhancement rate and annual income percentage that will be available for new contract purchases for a specified period. Current Rate Sheet Prospectus Supplements are available to Owners at the time of new contract purchases.

	We will add the Rate Sheet Prospectus Supplement term to the applicable benefit base enhancement and guaranteed annual income sections of the registration statements. We will also make additional references that future rate changes may be made through a Rate
Sheet Prospectus Supplement.  We
believe that these changes, along with the appendix identifying historic rates that are included at the end of the prospectuses, adequately address the Staff's concerns.


4.	Comment - Rate Sheet Prospectus Supplement Filing:  When
you file your updated 485(b) filing in
April, attach the Rate Sheet Prospectus Supplement to the SEC
Cover letter contained within the
registration statement.

	Response:

	When we file our 485(b) at the end of April, we will include the Rate Sheet Prospectus Supplement with the SEC Cover letter.


5.	Comment - Contact Information For Rate Sheet Prospectus
Supplement:  Add disclosure explaining
how clients can obtain current benefit base enhancement rates and annual income percentages.

	Response:

	The Rate Sheet Prospectus Supplement contains the following language: "Please work with your financial representative or contact us at (800) 362-3141 to confirm current rates." Also, the historic rates and applicable periods are disclosed in an appendix to the prospectus. Finally, the How To
Contact Us section at the front of prospectus provides multiple ways for a customer to contact the Company with questions.

	We believe the above information provides adequate notification to customers on how to obtain additional information about their contracts, including current benefit base enhancement rates and annual income percentages.



6.	Comment - Rate Sheet Prospectus Supplement Effective
Period:  In the second paragraph of the Rate
Sheet Prospectus Supplement consider removing the sentence that reads: "It is also possible for a new Rate Sheet Prospectus Supplement to take effect prior to [End Date], which would supersede the terms of this supplement. We are under no obligation to notify you that this Rate Sheet Prospectus
Supplement is no longer in effect." and related references elsewhere in the supplement.

	Response:

	The Company will remove the language as suggested by the Staff.


7.	Comment ? File New Registration Statement:  The
underlying prospectuses under filing
numbers 333-140230, 333-182763 and 333-189593 are lengthy and contain optional benefits
that are no longer offered. Please consider filing new registration statements for these file numbers.

	Response:

The Company has considered the Staff's request to file new registration statements, and the Company respectfully declines to file new registration statements at this time.



Please direct additional questions or comments to me at (651)
665-4145 or david.dimitri@securian.com.

Very truly yours,

/s/ David M. Dimitri

David M. Dimitri
Senior Counsel